Mail Stop 4561


								June 20, 2007






Mr. Corey L. Johnson
President and Chief Executive Officer
Silver State Bancorp
40 North Green Valley Parkway
Henderson, Nevada 89014


Re: 	Silver State Bancorp
      Amendment Number Two to Registration Statement on Form S-1
      File No. 333-142110
      Filed June 18, 2007



Dear Mr. Johnson:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Our Business, page 1
1. We note your response to comment 2 of our letter to you dated
June
14, 2007.  Please revise your discussion of the FDIC Deposit
Market
Share Report, to delete your reference to the ranking of Silver
State
Bank among independent banks as the FDIC does not separately rank banks based upon their independence.


Our Market Areas, page 2
2. We note your response to comment 3 of our letter to you dated
June
14, 2007. Please revise the fifth paragraph to provide a similar discussion of competition in Arizona including the following:
* the largest competitor of Choice Bank has more than twenty four percent market share of deposits in Arizona; and
* eight competitors of Choice Bank in the aggregate have more than eighty two percent market share of deposits in Arizona.


Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 26

Executive Summary, page 26
3. We note your response to comment 8 of our letter to you dated
June
14, 2007.  Please provide analysis, consistent with Release No.
33-
8350 and Instruction 3 to Item 303(a), of the following:
* as we requested, expand your discussion, in the fifth paragraph on page 27, to address the impact of the intense pricing pressure on interest rates for loans and how you are responding to such pressure and its effect on you including the effect on net income; and
* clarify, in the second full paragraph on page 28, the aggregate amount of the deposits that are "brokered deposits," define the term
"brokered deposits" and provide analysis of their significance.


Recent Developments, page 29
4. We note your addition to the MD&A of disclosure regarding your line of credit. Please revise this paragraph to provide analysis of this development including, but not limited to, providing analysis of the reason(s) for drawing this line of credit at this time, the reasons why you could not wait until the closing of this offering, and the consequences to you of being deemed "well capitalized."
In
addition, please revise the section entitled "The Offering "on page 7 and the "Use of Proceeds" on page 22, to reflect the amount of any loans.


Equity Plans, page 89
5. We note your response to comment 14 of our letter to you dated
June 14, 2007.   Please revise the second paragraph of this
section
to provide more detail regarding the acceleration of stock options including the following:
* the aggregate amount of options that were accelerated and the exercise price;
* the fact that under the terms of the options, the CEO would have lost all unvested options when he resigned;
* the number of options that the CEO would have lost if the options had not been accelerated before he resigned; the role of the CEO in the decision to accelerate the options;
* the actual date that the Board approved the acceleration and the date that your CEO informed any member of the Board of his intent to resign; and
* the number of options exercised by the CEO and the aggregate value of those options (market price less exercise price times the number of options exercised).



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at (202) 551-3434 with any other questions.




						Sincerely,



						Michael Clampitt
						Senior Attorney



cc. Robert C. Azarow, Esquire
Thacher Proffitt & Wood LLP
Two World Financial Center
New York, New York 10281




Mr. Corey L. Johnson
Silver State Bancorp
June 20, 2007
Page 1